Exhibit 99.1

[Letterhead of AEGON and CAM]

736564 PRESS RELEASE

CAM AND AEGON INCORPORATE HOLDING FOR PARTNERSHIP

Caja de Ahorros del Mediterráneo (CAM) and AEGON have incorporated the holding for their strategic partnership. As announced on January 28, 2004, the partners have created a joint venture, which combines CAM’s significant customer reach through its banking network and AEGON’s expertise in life insurance and pensions. The new holding structure has become operational as per June 9, 2004. All the necessary regulatory approvals have been obtained.

This strategic alliance reinforces the CAM’s insurance activities and ties in with its objective to become one of the leading providers of life insurance and pensions in Spain, in keeping with its strategies of expansion and diversification.

The partnership reflects AEGON’s continued commitment to its long-standing strategy to focus on life insurance and pensions in selected countries offering profitable growth opportunities. The partnership also enables AEGON to expand its existing franchise in the Spanish market.

About AEGON

AEGON N.V., with its headquarters in the Netherlands, is the holding company of one of the world’s largest listed life insurance groups ranked by market capitalization and assets. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition the group is present in a number of other countries, including Spain, Canada, China, Hungary and Taiwan. Close to 85% of AEGON’s business comprises of life insurance, pensions, savings and investment products. The group employs more than 27,000 people worldwide. For more information, please visit the company’s web site at www.aegon.com.

About CAM

Caja de Ahorros del Mediterráneo is one of the principal Savings Banks at national level in Spain and the third largest in terms of deposits. It has a network of 887 offices in the self-governing communities of Valencia, Murcia, Catalonia, the Balearic Islands, Madrid, Andalusia and the Canaries. It is currently putting in place a major expansion plan which foresees the opening of more than 215 branches in four years. For more information, please visit the company’s web site at www.cam.es.

Disclaimer

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “believe”, “estimate”, “intend”, “may”, “expect”, “anticipate”, “predict”, “project”, “counting on”, “plan”, “continue”, “want”, “forecast”, “should”, “would”, “is confident” and “will” and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

♦	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
♦	Changes in the performance of financial markets, including emerging markets, including:
—	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and
—	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;
♦	The frequency and severity of insured loss events;
♦	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;
♦	Changes affecting interest rate levels and continuing low interest rate levels;
♦	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;
♦	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
♦	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;
♦	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
♦	Acts of God, acts of terrorism and acts of war;
♦	Changes in the policies of central banks and/or foreign governments;
♦	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;
♦	Customer responsiveness to both new products and distribution channels;
♦	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
♦	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Alicante, Spain

The Hague, The Netherlands

June 9, 2004

Inquiries:

AEGON N.V. Group Corporate Affairs & Investor Relations Media +31 (0)70 344 83 44	CAM Director of Institutional Relation Carlos Moyano +34 91 557 91 21

Analysts and investors NL +31 (0)70 344 83 05 US +1 410 576 45 77	Head of Press Office Francisco Sirvent +34 96 590 60 38

This press release has also been published in Spanish and Dutch. In the event of differences of interpretation, the English version will prevail.